

December 5, 2012

Via E-mail
Jenny Wu
Chief Financial Officer
Ctrip.com International, Ltd.
99 Fu Quan Road
Shanghai 200335
People's Republic of China

>   **Re: Ctrip.com International, Ltd.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2011**
>   **Filed on March 30, 2012**
>   **Form 6-K filed September 12, 2012**
>   **Form 6-K filed September 25, 2012**
>   **File No. 001-33853**

Dear Ms. Wu:

We have reviewed your letter dated November 7, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 24, 2012.

Form 20-F for the Fiscal Year Ended December 31, 2011

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Details of Certain Key Agreements with VIEs, page F-9

1.   We note from your response to prior comment 3 that you excluded the Technical
        Consulting and Services agreements entered into between Chengdu Ctrip and Chengdu

Ctrip International and the applicable WFOEs because consolidation of these VIEs is not dependent on the existence of these Agreements. However, to the extent these Technical Consulting and Services Agreements contribute to the basis by which you receive substantially all of the net income and a majority of the economic benefits of Shanghai Ctrip International Travel Agency and its consolidated subsidiaries, please clarify why these are not significant agreements. In your response, explain further you statement that you enter into these Agreements with the VIE's subsidiaries in order the "enhance [your] ability to channel the profits from these subsidiaries." Also, please supplementally provide us with copies of these Agreements.

Exhibits

2.   We note from your response to prior comment 6 that for the same reason explained in the response to prior comment 3; you have excluded the Technical Consulting and Service Agreements between Ctrip Insurance Agency, Ltd and Ctrip Computer Technology (Shanghai) Co., Ltd and Ctrip Travel Network Technology (Shanghai) Co., Ltd. However, to the extent these Technical Consulting and Services Agreements contribute to the basis by which you receive substantially all of the net income and a majority of the economic benefits of Shanghai Ctrip Commerce Co., Ltd. and its consolidated subsidiaries, please clarify why these are not significant agreements. Also, please supplementally provide us with copies of these Agreements.

Form 6-K filed September 12, 2012

3.   We note your response to prior comment 8. Please clarify the specific authoritative accounting literature you relied upon in accounting for this transaction as a decrease in equity investments and a decrease in additional paid in capital.

Form 6-K Filed September 25, 2012

4.   We note your response to prior comment 10 that, with respect to the warrants you issued, the anti-dilution adjustments would not preclude the warrants from not being considered as indexed to its own stock as the input to the adjustment would be inputs to the fair value of the equity shares. Please provide us with the details of the exercise provisions of these warrants, including the exercise price, the circumstances under which anti-dilution adjustments would be made and how these anti-dilution adjustments would be calculated. Please also provide these same details for the exercise provisions of your purchased call options.

Jenny Wu
Ctrip.com International, Ltd.
December 5, 2012
Page 3

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 if you have
questions regarding comments on the financial statements and related matters.   If you require
further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief

cc: <u>Via E-mail</u>
        Jane Sun – Ctrip.com International
        Julie Gao - Skadden, Arps, Slate, Meagher & Flom